UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 000-52699

VERIS GOLD CORP.

(Translation of registrant's name into English)

900 – 688 West Hastings Street

Vancouver, British Columbia

Canada V6B 1P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Explanatory Note

This MD&A was amended and re-filed on November 14, 2013 to include a correction of an error as described on page 9 and 10. The information in this MD&A continues to be effective as of August 14, 2013 unless otherwise indicated.

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FURNISHED HEREWITH

Exhibit Number	Description

99.1	Amended MD&A for the Second Quarter Ended June 30, 2013
99.2	Amended Financial Statements for the Second Quarter ended June 30, 2013
99.3	Form 52-109F2R Certification of Refiled Interim Filings – Interim CEO dated November 13, 2013
99.4	Form 52-109F2R Certification of Refiled Interim Filings – Interim CFO dated November 13, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERIS GOLD CORP.

Date: November 14, 2013	/s/ Shaun Heinrichs
Shaun Heinrichs
Chief Financial Officer

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